SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 8, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SYLVIA EDWARDS
Sylvia Edwards
Assistant Group Secretary

8 December 2010

JOHN FOLEY APPOINTED GROUP CHIEF RISK OFFICER AND TO THE BOARD OF PRUDENTIAL PLC

AS EXECUTIVE DIRECTOR

Prudential plc (“Prudential”) today announces the appointment of John Foley as Group Chief Risk Officer and an executive director on the Board of Prudential with effect from 1 January 2011.

John Foley, 54, who is currently Chief Executive, Prudential Capital (“PruCap”) and Group Treasurer, succeeds Thibaut Le Maire, who has decided to leave to join HSBC. The decision to make the position of Group Chief Risk Officer a Board role underlines the importance of risk management for Prudential.

John joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, PruCap and Group Treasurer in 2001. He was appointed Chief Executive, PruCap and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank.

Harvey McGrath, Chairman, Prudential, said:

“I am delighted to welcome John to the Board in this role. I am confident that his contribution will be significant given his many years of experience as a market practitioner and as a manager of risk.”

Commenting on the appointment, Tidjane Thiam, Group Chief Executive, Prudential, said:

“It is a particular pleasure to announce the appointment of John Foley as Group Chief Risk Officer. John has been with Prudential for more than 10 years and has held senior leadership roles throughout that period. John has built an outstanding track record of delivery in all his roles and lately as Chief Executive of PruCap. John’s appointment to the Board as an executive director comes after the establishment of a Group Risk Committee, chaired by Howard Davies.”

John Foley said:

“I am very pleased to be taking up the role of Group Chief Risk Officer and joining the Board. I believe Prudential is emerging from the global financial crisis as one of the winners and I am delighted to be appointed at an exciting time in the Group’s development. As a business, we are well positioned to manage the risks and meet the challenges of an uncertain environment. I look forward to continuing to work with Tidjane and the Board, as we take the company to the next level of its profitable growth.”

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andrew Rowe	+44 (0)20 7548 3860

Further information:

1. John William Foley

John William Foley, 54, joined Prudential in 2000 as Deputy Group Treasurer. In 2001 he took up the role of Managing Director of PruCap and Group Treasurer. In 2007 he was appointed Chief Executive, PruCap and Group Treasurer. John will relinquish these roles when he takes up his new appointment. John is a director of a number of subsidiary companies in the Prudential Group, including M&G Investment Management Limited.

Prior to joining Prudential, John worked from 1996 to 1999 for National Australia Bank, as General Manager, Global Capital Markets. Previously he worked for TSB Bank Hill Samuel, which he joined in 1974. His final role there was Managing Director, Treasury & Capital Markets TSB Bank and Treasurer at Hill Samuel.

Length of service

John Foley’s appointment to the Board is subject to election by shareholders at the 2011 Annual General Meeting. A contractual notice period of 12 months by either party applies.

Remuneration

Prudential is committed to full disclosure of the remuneration of its executive directors. John Foley’s basic salary will be £550,000 at 1 January 2011. His annual bonus has a maximum potential award of 160 per cent of basic salary under the Group annual incentive plan. 40 per cent of any bonus awarded, in any year, must be deferred into Prudential ordinary shares and held for three years. The Group Performance Share Plan (‘GPSP’) participation level for this appointment is 200 per cent of basic salary.

Interests in Prudential shares

John Foley has a beneficial interest in 135,386 ordinary shares of Prudential plc and in 400,000 ordinary shares in Prudential plc, which are held in trust under the PruCap deferred bonus plan, within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance. In addition, he holds options over 2,953 ordinary shares in Prudential plc under the Company’s Save As You Earn scheme, which is open to all UK based employees.

Save as disclosed above, there are no matters relating to the appointment of John Foley that need to be disclosed pursuant to Listing Rule 9.6.13 (1) – (6) of the Listing Rules of the Financial Services Authority.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and John Foley has confirmed there are no other matters relating to his appointment that need to be brought to the attention of Prudential shareholders.

2. Notes to Editors

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.